Exhibit 3.1

Certificate of Amendment
to the Restated Certificate of Incorporation of Blucora, Inc.
Blucora, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify:
1.    Article 5 of the Restated Certificate of Incorporation of the Corporation is amended to read in its entirety as follows:
The Board shall be composed of not less than 5 nor more than 9 Directors, the specific number to be set by resolution of the Board, provided that the Board may be less than 5 until vacancies are filled. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.
Commencing with the 2018 annual election of Directors, at each annual election of Directors, the successors to the class of Directors whose term expires at that time shall be elected to hold office for a term of one year. Commencing with the 2020 annual meeting of stockholders, the division of the Board of Directors into three classes shall terminate and all Directors shall be of one class elected annually. Notwithstanding any of the foregoing provisions of this Article 5, Directors shall serve until their successors are elected and qualified or until their earlier death, resignation or removal from office or until there is a decrease in the number of Directors. Directors need not be stockholders of the corporation or residents of the State of Delaware and need not meet any other qualifications.
2.    The foregoing amendment to the Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation to be executed by the undersigned officer, duly authorized, as of the 1st day of June 2017.

BLUCORA, INC.

/s/ Mark A. Finkelstein
Mark A. Finkelstein
Chief Legal and Administrative Officer

99999-2134/134427785.1